IMPERIAL CHEMICAL INDUSTRIES PLC: PDMR SHAREHOLDING

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

IMPERIAL CHEMICAL INDUSTRIES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii)

3. Name of person discharging managerial responsibilities/director

AS PER TABLE (SECTION 20) BELOW

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF DIRECTORS AND PDMR’S NAMED IN 20 BELOW

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

OPTIONS GRANTED UNDER THE ICI EXECUTIVE SHARE OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

3 APRIL 2006, 20 MANCHESTER SQUARE, LONDON, W1U 3AN

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

3 APRIL 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

3 APRIL 2006

18. Period during which or date on which it can be exercised

3 APRIL 2009 – 2 APRIL 2016

(SUBJECT TO PERFORMANCE CONDITION SET OUT IN PARAGRAPH 20 BELOW)

19. Total amount paid (if any) for grant of the option

ZERO

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF £1 EACH

THE OPTION GRANT IS SUBJECT TO A SLIDING SCALE PERFORMANCE CONDITION DEFINED RELATIVE TO THE ACHIEVEMENT OF EPS GROWTH TARGETS. THERE IS NO RE-TESTING OF THE CONDITION.

	Number of shares
	vesting for	Number of shares
	Threshold EPS	vesting for Maximum
NAME	performance	EPS performance

JOHN D G MCADAM	220,689	662,068

ALAN J BROWN	119,252	357,758

DAVID C M HAMILL	123,563	370,689

CHARLES F KNOTT	109,482	328,448

ANDY M RANSOM	76,724	230,172

ROLF DEUSINGER	92,816	278,448

BETWEEN THRESHOLD AND MAXIMUM EPS THE NUMBER OF SHARES VESTING IS PRO-RATED ON A STRAIGHT LINE BASIS. NO SHARES VEST FOR LESS THAN THRESHOLD EPS.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£3.48

22. Total number of shares or debentures over which options held following notification

NAME	TOTAL OPTION (£1 ORDINARY SHARES)

JOHN D G MCADAM	3,880,016

ALAN J BROWN	357,758

DAVID C M HAMILL	1,696,238

CHARLES F KNOTT	1,980,004

ANDY M RANSOM	885,986

ROLF DEUSINGER	1,553,926

23. Any additional information

N/A

24. Name of contact and telephone number for queries

EMMA PLATTS

0207 009 5258

Name and signature of duly authorised officer of issuer responsible for making notification

ADAM WESTLEY

ASSISTANT COMPANY SECRETARY

Date of notification

3 APRIL 2006

IMPERIAL CHEMICAL INDUSTRIES PLC: PDMR SHAREHOLDING

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

IMPERIAL CHEMICAL INDUSTRIES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii)

3. Name of person discharging managerial responsibilities/director

AS PER TABLE (SECTION 20) BELOW

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF THE DIRECTOR AND PDMR NAMED IN 20 BELOW

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

OPTIONS GRANTED UNDER THE ICI EXECUTIVE SHARE OPTION PLAN (US STOCK APPRECIATION RIGHTS SCHEDULE)

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

3 APRIL 2006, 20 MANCHESTER SQUARE, LONDON, W1U 3AN

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

3 APRIL 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

3 APRIL 2006

18. Period during which or date on which it can be exercised

3 APRIL 2009 – 2 APRIL 2016

(SUBJECT TO PERFORMANCE CONDITION SET OUT IN PARAGRAPH 20 BELOW)

19. Total amount paid (if any) for grant of the option

ZERO

20. Description of shares or debentures involved (class and number)

AMERICAN DEPOSITARY SHARES (EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS), EACH ONE REPRESENTING FOUR ICI ORDINARY SHARES OF £1 EACH

THE STOCK APPRECIATION RIGHTS GRANT IS SUBJECT TO A SLIDING SCALE PERFORMANCE CONDITION DEFINED RELATIVE TO THE ACHIEVEMENT OF EPS GROWTH TARGETS. THERE IS NO RE-TESTING OF THE CONDITION.

	Number of ADRs
	vesting for	Number of ADRs
	Threshold EPS	vesting for Maximum
NAME	performance	EPS performance

WILLIAM H POWELL	46,785	140,357

LEN J BERLIK	34,260	102,780

BETWEEN THRESHOLD AND MAXIMUM EPS THE NUMBER OF SHARES VESTING IS PRO-RATED ON A STRAIGHT LINE BASIS. NO SHARES VEST FOR LESS THAN THRESHOLD EPS.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

$24.19

22. Total number of shares or debentures over which options held following notification

NAME	TOTAL OPTIONS (ADR SHARES)

WILLIAM H POWELL	966,097

LEN J BERLIK	646,848

23. Any additional information

N/A

24. Name of contact and telephone number for queries

EMMA PLATTS

0207 009 5258

Name and signature of duly authorised officer of issuer responsible for making notification

ADAM WESTLEY

ASSISTANT COMPANY SECRETARY

Date of notification

3 APRIL 2006